UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A (Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
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CRA INTERNATIONAL, INC.

(Name of Registrant as Specified in Its Charter)

Not Applicable

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CRA INTERNATIONAL, INC.

Notice of Annual Meeting of Shareholders
to be held on April 20, 2007

CRA International, Inc. hereby gives notice that it will hold its annual meeting of shareholders at the offices of Foley Hoag LLP, Seaport World Trade Center West, 155 Seaport Boulevard, Boston, Massachusetts on Friday, April 20, 2007, beginning at 10:00 A.M., local time, for the following purposes:

1. To consider and vote upon the election of two Class III directors;

2. To consider and vote upon the approval of the Cash Incentive Plan;

3. To ratify the appointment by our audit committee of KPMG LLP as our independent registered public accountants for the fiscal year ending November 24, 2007; and

4. To transact such further business as may properly come before the annual meeting or any adjournment thereof.

Our board of directors has fixed the close of business on Monday, March 5, 2007, as the record date for the determination of the shareholders entitled to receive notice of, and to vote at, the annual meeting and any adjournment thereof. Only shareholders of record on March 5, 2007 are entitled to receive notice of, and to vote at, the annual meeting or any adjournment thereof.

By order of the board of directors,

Peter M. Rosenblum
Secretary

Boston, Massachusetts
March 19, 2007

YOUR VOTE IS IMPORTANT

Please sign and return the enclosed proxy, whether or not you
plan to attend the annual meeting.

CRA INTERNATIONAL, INC.
200 Clarendon Street
Boston, Massachusetts 02116
(617) 425-3000

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

to be held on April 20, 2007

This proxy statement relates to the 2007 annual meeting of shareholders of CRA International, Inc. The annual meeting will take place as follows:

Date: April 20, 2007

Time: 10:00 A.M.

Place: Foley Hoag LLP
               Seaport World Trade Center West
               155 Seaport Boulevard
               Boston, Massachusetts

Our board of directors is soliciting proxies for the annual meeting and any and all adjournments of the annual meeting. The shares represented by your properly signed proxy will be voted in accordance with your directions. If you do not specify a choice with respect to a proposal for which our board of directors has made a recommendation, the shares covered by your signed proxy will be voted as recommended in this proxy statement. We encourage you to vote on all matters to be considered. You may revoke your proxy at any time before it has been exercised.

We are mailing this proxy statement and the enclosed form of proxy to shareholders on or about March 23, 2007.

PROXY STATEMENT
TABLE OF CONTENTS

ANNUAL MEETING OF SHAREHOLDERS

Purpose of the annual meeting

At the annual meeting, we will submit the following proposals to our shareholders:

Proposal One: To elect two Class III directors to a three-year term;

Proposal Two: To approve the Cash Incentive Plan; and

Proposal Three: To ratify the appointment by our audit committee of KPMG LLP as our independent registered public accountants for the fiscal year ending November 24, 2007.

Our board of directors does not intend to present to the annual meeting any business other than the proposals described in this proxy statement. Our board of directors was not aware, a reasonable time before mailing this proxy statement to shareholders, of any other business that properly may be presented for action at the annual meeting. If any other business should come before the annual meeting, the persons present will have discretionary authority to vote the shares they own or represent by proxy in accordance with their judgment, to the extent authorized by applicable regulations.

Record date

Our board of directors has fixed the close of business on Monday, March 5, 2007, as the record date for the annual meeting. Only shareholders of record at the close of business on that date are entitled to receive notice of the annual meeting and to vote at the annual meeting. At the close of business on the record date, 11,702,950 shares of our common stock were issued and outstanding. Each share of common stock outstanding on the record date will be entitled to cast one vote. A list of the shareholders entitled to notice of the annual meeting is available for inspection by any shareholder at our principal office at 200 Clarendon Street, T-33, Boston, Massachusetts.

Quorum

Our by-laws provide that a quorum consists of a majority in interest of all shares of common stock issued, outstanding and entitled to vote at the annual meeting. Shares of common stock represented by a properly signed and returned proxy will be treated as present at the annual meeting for purposes of determining the existence of a quorum at the annual meeting. In general, votes withheld from any nominee for election as director, abstentions, if applicable, and broker "non-votes," if applicable, are counted as present or represented for purposes of determining the existence of a quorum at the annual meeting. A "non-vote" occurs when a broker or nominee holding shares for a beneficial owner returns a proxy but does not vote on a proposal because the broker or nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

Vote required; tabulation of votes

A plurality of the votes properly cast at the annual meeting will be necessary to elect the two Class III directors to a three-year term. A majority of the votes properly cast at the annual meeting will be necessary to approve the cash incentive plan and to ratify the appointment by our audit committee of KPMG as our independent registered public accountants for fiscal 2007. Abstentions and broker "non-votes" will not be included in calculating the number of votes cast on a proposal.

Each share of common stock outstanding on the record date will be entitled to cast one vote.

Our transfer agent, Computershare, will tabulate the votes at the annual meeting.

Solicitation of proxies

No compensation will be paid by any person in connection with our solicitation of proxies. We will reimburse brokers, banks and other nominees for the out-of-pocket expenses and other reasonable clerical expenses they incur in obtaining instructions from beneficial owners of our common stock. In addition to our solicitation by mail, our directors, officers and employees may make special solicitations of proxies personally or by telephone, facsimile, courier or e-mail. We expect that the expense of any special solicitation will be nominal. We will pay all expenses incurred in connection with this solicitation.

PROPOSAL ONE
ELECTION OF DIRECTORS

Proposal One concerns the election of two Class III directors.

Our board of directors currently consists of nine directors and is divided into three classes. We refer to these classes as Class I, Class II and Class III. The term of one class of directors expires each year at the annual meeting of shareholders. Each director also continues to serve as a director until his or her successor is duly elected and qualified. This year, the term of the Class III directors is expiring.

Accordingly, our board of directors has nominated James C. Burrows and Carl Shapiro to serve as Class III directors for a three-year term. Our shareholders elected Drs. Burrows and Shapiro at our annual meeting of shareholders in April 2004. The current terms of Drs. Burrows and Shapiro will expire at the annual meeting. Our other current Class III director, Franklin M. Fisher, is not standing for re-election. Dr. Fisher will become our chairman emeritus and a board observer upon the expiration of his term at the annual meeting.

Proxies will not be voted at the annual meeting for more than two candidates.

Drs. Burrows and Shapiro have each agreed to serve if elected, and we have no reason to believe that they will be unable to serve. If either of them is unable or declines to serve as a director at the time of the annual meeting, proxies will be voted for another nominee that our board will designate at that time.

Our board of directors recommends that you vote <u>FOR</u> the election of Drs. Burrows and Shapiro.

CORPORATE GOVERNANCE

In designing our corporate governance structure, we seek to identify and implement the practices that we believe will best serve the interests of our business and shareholders, including practices mandated by the Sarbanes-Oxley Act of 2002 and related rules of the Securities and Exchange Commission and the Nasdaq Stock Market. You can find our current corporate governance principles, including our code of business conduct and ethics and the charters for the standing committees of our board of directors, through the Investor Relations page of our website at www.crai.com. Our code of business conduct and ethics applies not only to our principal executive officer, principal financial officer and principal accounting officer, but also to all of our other employees, executive officers, directors, and outside consultants. Our code of business conduct and ethics includes, among other things, provisions covering compliance with laws and regulations, conflicts of interest, insider trading, fair dealing, proper use of our assets, confidentiality, health and safety, discrimination and harassment, accounting and record keeping, and the reporting of illegal or unethical behavior. We intend to continue to modify our policies and practices to address ongoing developments in the area of corporate governance. We have discussed many features of our corporate governance principles in other sections of this proxy statement. Some of the highlights of our corporate governance principles are:

- **Director and committee independence.** A majority of our directors are independent directors under the rules of the Nasdaq Stock Market. Our board of directors has determined that our independent directors are Drs. Moriarty and Rose and Messrs. Anderson, Concannon, and Maheu. Each member of our audit committee, nominating and corporate governance committee, and compensation committee meets the independence requirements of the Nasdaq Stock Market for membership on the committees on which he or she serves.

- **Separate chairman and chief executive officer.** We have a separate chairman of our board, a non-executive position, and chief executive officer. Our chairman is an independent director.

- **Audit committee.** Our audit committee is directly responsible for appointing, compensating, evaluating, and, when necessary, terminating our independent registered public accountants. Our independent registered public accountants report directly to our audit committee. Our board has determined that we have at least two audit committee financial experts under the rules of the Securities and Exchange Commission. Our audit committee's prior approval is required for all audit services and non-audit services (other than *de minimis* non-audit services as defined by the Sarbanes-Oxley Act of 2002) to be provided by our independent registered public accountants.

- **Committee authority.** Our audit committee, nominating and corporate governance committee, and compensation committee each have the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

- **Whistleblower procedures.** Our audit committee has adopted procedures for the treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for the confidential and anonymous submission by our directors, officers, employees, and outside consultants of concerns regarding questionable accounting, internal accounting controls, or auditing matters.

EXECUTIVE OFFICERS AND DIRECTORS

Executive officers and directors

Set forth below are the names and certain information with respect to each of our directors and executive officers as of March 16, 2007:

Name	Age	Position
Rowland T. Moriarty (1)(2)(3)	60	Chairman of the board
Franklin M. Fisher (4)	72	Vice chairman of the board
James C. Burrows (3)(4)	63	President, chief executive officer and director
Wayne D. Mackie	58	Executive vice president, treasurer and chief financial officer
Frederick T. Baird	58	Executive vice president
Gregory K. Bell	46	Executive vice president
Arnold J. Lowenstein	53	Executive vice president
Paul A. Maleh	43	Executive vice president
Monica G. Noether	53	Executive vice president
Basil L. Anderson (1)(4)(5)	61	Director
William F. Concannon (2)(5)	51	Director
Ronald T. Maheu (1)(3)(5)	64	Director
Nancy L. Rose (2)	48	Director
Steven C. Salop (4)	60	Director
Carl Shapiro (4)	51	Director

(1) Member of the nominating and corporate governance committee

(2) Member of the compensation committee

(3) Member of the executive committee

(4) Member of the strategic planning committee

(5) Member of the audit committee

Our board of directors is divided into three classes. The term of one class of directors expires each year at the annual meeting of shareholders. Each director also continues to serve as a director until his or her successor is duly elected and qualified. Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and executive officers. Below we have identified each of our directors by class.

Directors serving a term expiring at the 2007 annual meeting (Class III directors):

Franklin M. Fisher has served as an outside expert and a director since 1967. Since May 2002, Dr. Fisher has served as vice chairman of our board of directors. From April 1997 until May 2002, Dr. Fisher served as chairman of our board of directors. Dr. Fisher has been professor of economics at the Massachusetts Institute of Technology since 1965, emeritus since July 2004, and the president and sole employee of FMF, Inc., an economic consulting firm, since 1980. Dr. Fisher is also a director of the National Bureau of Economic Research. He received his Ph.D. in economics from Harvard University in 1960. Dr. Fisher's term as director will end at the annual meeting and he will not stand for re-election. At that time, Dr. Fisher will assume the role of chairman emeritus and continue to advise us as a board observer.

James C. Burrows joined us in 1967 and has served as our president and chief executive officer since March 1995 and as a director since April 1993. Until June 2005, Dr. Burrows served as a director of NeuCo, Inc., our partially owned subsidiary. From December 1992 to February 2001, Dr. Burrows directed our legal and regulatory consulting practice. From 1971 to March 1995, Dr. Burrows served as a vice president and from June 1987 to December 1992 also directed our economic litigation program. Dr. Burrows received his Ph.D. in economics from the Massachusetts Institute of Technology in 1970.

Carl Shapiro has served as a director since June 2000 and as an outside expert since December 1998. Since 1990, Dr. Shapiro has been a professor of business strategy at the Haas School of Business at the University of California at Berkeley. Since 1998, he has also been the director of the Institute of Business and Economic Research at U.C. Berkeley. In October 1996, he co-founded The Tilden Group, LLC, an economic consulting firm which we acquired in December 1998. From August 1995 to June 1996, Dr. Shapiro served as Deputy Assistant Attorney General for Economics in the Antitrust Division of the United States Department of Justice. Dr. Shapiro received his Ph.D. in economics from the Massachusetts Institute of Technology in 1981.

Directors serving a term expiring at the 2008 annual meeting (Class I directors):

Rowland T. Moriarty has served as a director since 1986 and as chairman of our board of directors, a non-executive position, since May 2002. From December 1992 until May 2002, Dr. Moriarty served as vice chairman of our board of directors. Until June 2005, Dr. Moriarty served in a non-executive capacity as chairman of the board of NeuCo, Inc., our partially owned subsidiary. Dr. Moriarty served in this capacity as an outside director and not as our representative; he is also a shareholder of NeuCo. Dr. Moriarty has been the chief executive officer of Cubex Corporation, an international marketing consulting firm, since 1992. Dr. Moriarty was a professor at Harvard Business School from 1981 to 1992. He received his D.B.A. from Harvard University in 1980. He is a director of Staples, Inc. and Wright Express Corp.

William F. Concannon has served as a director since June 2000. Since December 2006, Mr. Concannon has served as vice chairman of global corporate services of CB Richard Ellis Group, Inc., a global commercial real estate firm. Mr. Concannon served as vice chairman, from June 2003, and as director, from 1991, of Trammell Crow Company, a diversified commercial real estate firm, until its acquisition by CB Richard Ellis in December 2006. From February 2001 to June 2003, Mr. Concannon was the president of the global services group of Trammell Crow Company. Mr. Concannon has also served as the president and chief executive officer of Trammell Crow Corporate Services, a real estate company. Mr. Concannon received his B.S. in accounting from Providence College in 1977, where he currently serves on the board of trustees.

Steven C. Salop has served as a director since September 1998 and as an outside expert since 1987. Dr. Salop has been a professor of economics and law at the Georgetown University Law Center since August 1982. Dr. Salop has been the president of Salop Economics Inc., an economic consulting firm, since 1982. Dr. Salop previously served on our board of directors from June 1993 to April 1998. Dr. Salop received his Ph.D. in economics from Yale University in 1972.

Directors serving a term expiring at the 2009 annual meeting (Class II directors):

Basil L. Anderson has served as a director since January 2004. From September 2001 until March 2006, Mr. Anderson was employed as vice chairman of Staples, Inc. From April 1996 to

April 2001, Mr. Anderson served as executive vice president and chief financial officer of Campbell Soup Company. Prior to joining Campbell Soup, Mr. Anderson had a twenty-year career with Scott Paper Company, where he served most recently as vice president and chief financial officer from February 1993 to December 1995 and as treasurer from 1985 to February 1993. Mr. Anderson holds an M.B.A. from the University of Chicago and an M.S. from the University of Illinois. Mr. Anderson is a director of Becton Dickenson & Co., Hasbro, Inc., Moody's Corporation and Staples, Inc., and also serves on the board of trustees of the University of Chicago Graduate School of Business.

Ronald T. Maheu has served as a director since January 2003. From 2000 to 2004, Mr. Maheu was a lecturer at the Graduate School of Management at Boston University. Mr. Maheu retired in July 2002 from PricewaterhouseCoopers, LLP. Since 2002, Mr. Maheu has been a financial and business consultant. Mr. Maheu was a founding member of Coopers & Lybrand's board of partners. Following the merger of Price Waterhouse and Coopers & Lybrand in 1998, Mr. Maheu served on both the U.S. and global boards of partners and principals of PricewaterhouseCoopers until June 2001. Mr. Maheu holds an M.B.A. from Boston University and an M.S. in taxation from Bentley College. He is also a director of Wright Express Corp.

Nancy L. Rose has served as a director since March 2004. Dr. Rose has been a professor of economics in the department of economics at the Massachusetts Institute of Technology since 1995. She has been a director of the National Bureau of Economic Research research program in industrial organization since 1991. Dr. Rose was a George and Karen McCown Distinguished Visiting Scholar at the Hoover Institution from August 2000 through June 2001 and a fellow of the Center for Advanced Study from August 1993 through June 1994. From 1985 to 1997, she held various faculty positions at the Massachusetts Institute of Technology's Sloan School of Management, including professor of management and economics from 1995 to 1997. She received her Ph.D. in economics from the Massachusetts Institute of Technology in 1985. Dr. Rose is also a director of Sentinel Group Funds, Inc.

Our executive officers who are not also directors are listed below:

Frederick T. Baird, who joined us in 2002, has served as our executive vice president and chief corporate development officer since October 2006. Mr. Baird has also served as our head of Europe and the Middle East since January 2005. Prior to joining us, Mr. Baird served as project director for the design and development of the Singapore electricity market and as a senior vice president at PHB Hagler Bailly and a managing director at Putnam, Hayes & Bartlett. Mr. Baird is a former tenured professor at the University of Canterbury, where he received his M.Sc. and B.E.

Gregory K. Bell, who joined us in 1992, has served as our executive vice president since October 2006 and as head of our strategy and business consulting platform since December 2006. Dr. Bell has also directed our pharmaceutical practice since 1994 and our intellectual property practice from its inception in 2001 through fiscal year 2006. Dr. Bell has also served as a group vice president and co-head of our business consulting practice from 2001 through fiscal year 2006. Dr. Bell is a chartered accountant in British Columbia, Canada and received his M.B.A. and Ph.D. in business economics from Harvard University.

Arnold J. Lowenstein, who joined us in 1996, has served as our executive vice president and chief strategy officer since October 2006. Mr. Lowenstein has also served as a group vice president and co-head of our business consulting practice from 2001 through fiscal year 2006. Mr. Lowenstein received his M.A. in industrial economics from the University of British Columbia.

Wayne D. Mackie has served as our executive vice president since October 2006 and as our chief financial officer and treasurer since July 2005. From July 2005 to October 2006, Mr. Mackie also served as our vice president. Prior to joining us, Mr. Mackie was a member of the board of directors of Novell, Inc. since June 2003. From 1972 through December 2002, Mr. Mackie was with Arthur Andersen, LLP where he became a partner in 1983. Since leaving Arthur Andersen he has served as a consultant to a number of organizations. From May 2004 until December 2004, Mr. Mackie was managing partner financial operations at Beacon Capital Partners, a private equity firm. He received an M.S. from the Wharton School of the University of Pennsylvania and a B.S. from Babson College, and is a CPA. Mr. Mackie is a member of the board of directors of the Massachusetts Eye and Ear Infirmary.

Paul A. Maleh, who joined us in 1989, has served as our executive vice president since October 2006 and as head of our finance platform since December 2006. Mr. Maleh has also directed our finance practice since 2000 and served as a vice president from 1999 to October 2006. Mr. Maleh received his M.B.A. from Northeastern University.

Monica G. Noether, who joined us in 1993, has served as our executive vice president since October 2006 and as head of our litigation and applied economics platform since December 2006. Dr. Noether has also directed our competition practice since 2001. Dr. Noether received her M.B.A. in economics and finance and her Ph.D. in economics from the University of Chicago.

Board and committee meetings

During the fiscal year ended November 25, 2006, our board of directors met eight times and acted by unanimous written consent ten times. During fiscal 2006, each incumbent director attended at least 75% of the total number of meetings held by our board and the committees of our board on which he or she served. To the extent reasonably practicable, directors are expected to attend board meetings, meetings of committees on which they serve, and our annual meeting of shareholders. Last year, six of the nine individuals then serving as directors attended the annual meeting in person or by telephone conference.

Our board of directors has five standing committees: our audit committee, our nominating and corporate governance committee, our compensation committee, our executive committee, and our strategic planning committee. All of the members of our audit committee, our nominating and corporate governance committee, and our compensation committee are independent directors under the rules of the Nasdaq Stock Market. Our board of directors has adopted charters for each of these committees, which we have made available through the Investor Relations page of our website at www.crai.com. Our audit committee, our nominating and corporate governance committee, our compensation committee, and our strategic planning committee each have the authority to retain independent advisors and consultants, with all fees and expenses to be paid by us.

The membership of each committee of our board is as follows:

Audit committee:
Ronald T. Maheu (Chair)
Basil L. Anderson
William F. Concannon

Nominating and corporate governance committee:
Basil L. Anderson (Chair)
Ronald T. Maheu
Rowland T. Moriarty

Strategic planning committee:
Steven C. Salop
Basil L. Anderson
James C. Burrows
Franklin M. Fisher
Carl Shapiro

Compensation committee:
William F. Concannon (Chair)
Rowland T. Moriarty
Nancy L. Rose

Executive committee:
Rowland T. Moriarty (Chair)
James C. Burrows
Ronald T. Maheu

Audit committee

Our audit committee is currently composed of Messrs. Anderson, Concannon and Maheu. Our audit committee provides the opportunity for direct contact between our independent registered public accountants and members of our board of directors; the independent registered public accountants report directly to the committee. The committee assists our board in overseeing the integrity of our financial statements; our compliance with legal and regulatory requirements; our independent registered public accountants' qualifications and independence; and the performance of our independent registered public accountants. The committee is directly responsible for appointing, compensating, evaluating and, when necessary, terminating our independent registered public accountants. Our audit committee has adopted procedures for the treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential and anonymous submission by our employees of concerns regarding questionable accounting, internal accounting controls or auditing matters. Our board has determined that Messrs. Anderson and Maheu are each audit committee financial experts under the rules of the Securities and Exchange Commission. Our audit committee met thirteen times during fiscal 2006.

Nominating and corporate governance committee

We have had a governance committee since before our public offering in 1998, and we recently renamed it the nominating and corporate governance committee. The current members of our nominating and corporate governance committee are Messrs. Anderson and Maheu and Dr. Moriarty. Our nominating and corporate governance committee's responsibilities include providing recommendations to our board of directors regarding nominees for director, membership on the committees of our board, and succession plans for our chief executive officer. An additional function of the committee is to develop corporate governance practices to recommend to our board and to assist our board in complying with those practices. Our nominating and corporate governance committee met five times during fiscal 2006.

Compensation committee

Our compensation committee's responsibilities include providing recommendations to our board regarding the compensation levels of directors, approving, or recommending for approval by our board, the compensation levels of executive officers, providing recommendations to our board regarding compensation programs, administering our employee benefit plans, including all incentive compensation plans and equity-based plans, authorizing grants under our stock option plans, and authorizing other equity compensation arrangements. Our compensation committee met seven times and acted by unanimous written consent three times during fiscal 2006.

Compensation committee interlocks and insider participation

Our compensation committee is currently composed of Mr. Concannon and Drs. Moriarty and Rose. For information concerning a stock restriction agreement to which Dr. Moriarty is a party, see "Transactions with Related Parties—Stock restriction agreement."

Executive committee

Our executive committee, currently composed of Drs. Moriarty and Burrows and Mr. Maheu, has delineated authority to act on behalf of our board of directors in situations arising between regular meetings of our board. It is intended that our executive committee shall take action only when reasonably necessary to expedite our interests between regularly scheduled board meetings. Our executive committee met two times during fiscal 2006.

Strategic planning committee

Our strategic planning committee, currently composed of Drs. Salop, Burrows, Fisher and Shapiro, and Mr. Anderson, was established by our board of directors on August 29, 2006. Our strategic planning committee is responsible for making recommendations to our board regarding our strategic planning direction and process, including corporate level strategic planning, assessment of interactions among our different practice groups and geographies, strategic planning of our practice level groups and geographies, identifying and assessing the performance of various of our practice areas, evaluating our acquisition process and results, and coordinating input of our board into the planning of our annual strategic session involving our board and our senior management. Our strategic planning committee informally met four times, by teleconference, in fiscal 2006.

Director candidates and selection processes

The process followed by our nominating and corporate governance committee to identify and evaluate director candidates includes requests to our board members and others for recommendations, meetings from time to time to evaluate biographical information and background materials relating to potential candidates, and interviews of selected candidates by members of the committee and other members of our board. The committee often solicits the opinions of third parties with whom the potential candidate has had a business relationship. Once the committee is satisfied that it has collected sufficient information on which to base a judgment, the committee votes on the candidate or candidates under consideration.

In evaluating the qualifications of any candidate for director, the committee considers, among other factors, the candidate's depth of business experience, intelligence, quality of judgment, integrity, familiarity with the legal, regulatory and business consulting industry, ability to assist in recruiting outside experts and employee consultants, understanding of financial matters, familiarity with the periodic financial reporting process, reputation, level of educational attainment, degree of independence from management, contribution to the diversity of our board, and willingness and ability to serve. The committee also considers the degree to which the candidate's skills, experience and background complement or duplicate those of our existing directors. Among the qualities or skills that the committee believes to be necessary for one or more members of our board to possess are familiarity with the segments of the consulting industry in which we compete, substantial experience with the financial reporting process for public companies, and knowledge of the academia of economics. In the case of incumbent directors whose terms are set to expire, the committee also gives consideration to each director's prior contributions to our board. In evaluating candidates, the committee prefers to retain the flexibility to consider each candidate's overall mix of qualifications rather than to specify minimum qualifications that each candidate must possess. In selecting candidates to recommend for nomination as a director, the committee abides by our firm-wide non-discrimination policy.

The committee will consider director candidates recommended by shareholders and uses the same process to evaluate candidates regardless of whether the candidates were recommended by shareholders, directors, management or others. The committee has not adopted any particular method that shareholders must follow to make a recommendation. We suggest that shareholders make recommendations by writing to the chairman of our nominating and corporate governance committee, in care of our offices, with sufficient information about the candidate, his or her work experience, his or her qualifications for director, and his or her references as will enable the committee to evaluate the candidacy properly. We also suggest that shareholders make their recommendations well in advance of the anticipated mailing date of our next proxy statement so as to provide our nominating and corporate governance committee an adequate opportunity to complete a thorough evaluation of the candidacy, including personal interviews. We remind shareholders of the separate requirements set forth in our by-laws for nominating individuals to serve as directors, which we discuss elsewhere in this proxy statement.

Communications with our board of directors

Our board of directors has established the following process for shareholders to communicate with them, and this process has been approved by a majority of our independent directors. Shareholders wishing to communicate with our board should send correspondence to the attention of Rowland T. Moriarty, Chairman of the Board, CRA International, Inc., 200 Clarendon Street, T-33, Boston, Massachusetts 02116, and should include with the correspondence evidence that the sender of the communication is one of our shareholders. Satisfactory evidence would include, for example, contemporaneous correspondence from a brokerage firm indicating the identity of the shareholder and the number of shares held. Our chairman will review all correspondence confirmed to be from shareholders and decide whether or not to forward the correspondence or a summary of the correspondence to our board or a committee of our board. Accordingly, our chairman will review all shareholder correspondence, but the decision to relay that correspondence to our board or a committee will rest entirely within his discretion.

Our board believes that this process will suffice to handle the relatively low volume of communications we have historically received from our shareholders. If the volume of communications increases such that this process becomes burdensome to our chairman, our board may elect to adopt more elaborate screening procedures.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director compensation

We pay our non-employee directors an annual fee of $20,000 for their services as directors, plus $2,400 for each regular board meeting attended and $1,000 for each special board meeting attended. We pay an annual fee of $40,000 to the chair of the audit committee, $20,000 to the chair of the compensation committee, $12,000 to the chairs of the executive committee, the nominating and corporate governance committee, and the strategic planning committee, and $5,000 to each non-employee director who serves as a member of any committee. We pay all non-employee committee members $2,000 for each committee meeting attended. Dr. Moriarty also receives an annual fee of

$150,000, as well as office space, support services, and healthcare benefits for his services as chairman of our board. Directors who are employees do not receive separate fees for their services as directors. All of the payments described in this paragraph are made in cash. See "Transactions with Related Parties—Payments to directors" for information concerning consulting fees we paid to some of our directors for their services as outside experts.

Under the terms of our 2006 equity incentive plan, each director who is not employed by, and does not provide independent contractor services as a consultant or advisor to, us or our subsidiaries receives automatic restricted stock awards. We refer to these directors as our outside directors. Currently, our outside directors are Drs. Moriarty and Rose, and Messrs. Anderson, Concannon and Maheu. Each outside director who is re-elected as one of our directors or whose term continues after the annual meeting will, on the date of the annual meeting, receive a restricted stock award, vesting over a period of four years in equal annual installments, valued at $75,000, based on the closing price of our common stock as of that date. Each person who is first elected an outside director at the annual meeting will receive on the date of his or her election a restricted stock award, vesting over a period of four years in equal annual installments, in an amount to be determined by our board of directors. We expect to make similar annual grants of restricted stock to our non-employee directors who provide consulting services to us, currently Drs. Fisher, Salop, and Shapiro; however, these grants are not automatic under our 2006 equity incentive plan, and instead must be approved by our board on an annual basis.

In fiscal 2006, we gave the following grants to our directors in accordance with the terms of our equity incentive plan. In connection with our annual meeting of shareholders in April 2006, each of Drs. Moriarty and Rose and Messrs. Anderson, Concannon and Maheu received a restricted stock award of 1,487 shares of our common stock. Each of these restricted stock awards vests in four equal annual installments, beginning on April 21, 2007. On October 20, 2006, each of Drs. Fisher, Salop and Shapiro received a restricted stock award of 722 shares of our common stock. Each of these restricted stock awards also vests in four equal annual installments, beginning on October 20, 2007.

Executive compensation

Compensation summary. The following table provides summary information concerning the compensation earned by the following persons, who are referred to as our named executive officers:

- Dr. Burrows, our chief executive officer, for services rendered in all capacities for the fiscal year ended November 27, 2004, the fiscal year ended November 26, 2005, and the fiscal year ended November 25, 2006; and

- Drs. Bell and Noether and Messrs. Lowenstein and Maleh, who became executive officers of our firm in October 2006 and who are our four other most highly compensated executive officers as of November 25, 2006, for services rendered in all capacities for the fiscal year ended November 25, 2006.

Other annual compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of those perquisites and other personal benefits was less than $50,000 and constituted less than ten percent of each executive officer's total annual salary and bonus. We have recently elected to defer the future payment of any compensation to executive officers that is subject to the limitations of Section 162(m) of the Internal Revenue Code.

The column entitled "Securities underlying options" represents shares of common stock issuable upon exercise of stock options granted under our stock option plan. The column entitled "Restricted stock awards" represents shares of common stock issued pursuant to restricted stock awards granted under our 2006 equity incentive plan. The column entitled "All other compensation" represents our contributions to our savings and retirement plan of $10,000 in fiscal 2004 and $9,600 in fiscal 2005 on behalf of Dr. Burrows, and $11,000 in fiscal 2006 on behalf of Drs. Burrows, Bell and Noether, and Messrs. Lowenstein and Maleh, as well as premiums we paid for term life insurance for the benefit of our executive officers.

Summary Compensation Table

		Annual compensation			Long term compensation		
Name and principal position	**Year**	**Salary ($)**	**Bonus ($)**	**Other annual compensation ($)**	**Restricted stock awards ($) (1)(2)**	**Securities underlying options (#)**	**All other compensation ($)**
James C. Burrows	2006	$450,000	$1,200,000	—	$675,021	—	$12,170
President and chief	2005	450,000	575,000	—	—	25,000	10,445
executive officer	2004	450,025	725,000	—	—	30,000	11,917
Gregory K. Bell . . . . Executive vice president	2006	340,385	2,500,000	—	249,980	—	11,780
Arnold J. Lowenstein . . . Executive vice president	2006	350,000	900,000	—	249,980	—	11,780
Paul A. Maleh . . . . Executive vice president	2006	350,000	1,225,000	—	374,995	—	11,780
Monica G. Noether . . . . Executive vice president	2006	330,769	600,000	—	249,980	—	11,780

(1) An aggregate of 121,087 shares of our common stock had been issued as restricted stock under our 2006 equity incentive plan as of November 25, 2006. The aggregate value of these shares, assuming a per share value of $52.21, the closing price of our common stock on November 24, 2006, as reported on the Nasdaq Global Select Market, is $6,321,952. Although the holders of shares of restricted stock issued under our cash incentive plan have the right to receive dividends as declared on our common stock, we have not declared any cash dividends in the past and we do not anticipate paying any cash dividends in the foreseeable future.

(2) Shares of our common stock pursuant to restricted stock awards granted on April 21, 2006 in the following amounts: Dr. Burrows—13,380 shares; Dr. Bell—4,955 shares; Mr. Lowenstein—4,955 shares; Mr. Maleh—7,433 shares; and Dr. Noether—4,955 shares. The aggregate value of these shares for each recipient was calculated assuming a per share value of $50.45, the closing price of our common stock on that date, as reported on the Nasdaq National Market. These shares vest in four equal annual installments, beginning on April 21, 2007.

Option grants in last fiscal year. In fiscal 2006, we did not grant any options to purchase shares of our common stock or any stock appreciation rights based upon our common stock to our named executive officers.

Aggregate option exercises and fiscal year-end option values. The following table provides information concerning stock options exercised during fiscal 2006 and stock options held as of November 25, 2006 by our named executive officers.

The value realized upon exercise of options is based on the last sale prices of our common stock on the respective dates of exercise, as reported by the Nasdaq Global Select Market, less the applicable option exercise prices. The value of unexercised in-the-money options at fiscal year end is based on a per share value of $52.21, the last sale price of our common stock on November 24, 2006, as reported

on the Nasdaq Global Select Market. Actual gains, if any, will depend on the value of the common stock on the date of the sale of the shares.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares acquired on exercise (#)	Value realized ($)	Number of securities underlying unexercised options at fiscal year end		Value of unexercised in-the-money options at fiscal year-end ($)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
James C. Burrows	—	—	88,250	25,000	$2,265,108	$209,438
Gregory K. Bell	—	—	69,347	15,100	2,090,285	137,040
Arnold J. Lowenstein	—	—	58,990	8,375	1,931,123	143,925
Paul A. Maleh	5,000	$176,597	22,000	14,500	402,750	119,400
Monica G. Noether	—	—	19,826	9,375	435,595	71,025

Equity compensation plans

The following table provides information as of November 25, 2006 regarding shares authorized for issuance under our equity compensation plans, including individual compensation arrangements.

The equity compensation plans approved by our shareholders are our 2006 equity incentive plan, our 1998 incentive and nonqualified stock option plan, and our 1998 employee stock purchase plan. Our board of directors adopted our 2004 nonqualified inducement stock option plan to facilitate the granting of stock options as an inducement to new employees. No further options will be granted under our 1998 incentive and nonqualified stock option plan or our 2004 nonqualified inducement stock option plan.

Equity Compensation Plan Information

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (#)
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	1,505,699	$30.68	1,179,595(1)
Equity compensation plans not approved by shareholders	256,119	34.30	—
Total	1,761,818	31.21	1,179,595(1)

(1) Includes 211,777 shares of common stock reserved for future issuance under our 1998 employee stock purchase plan. Additionally, as of November 25, 2006, the amount of shares available for future issuance under our 2006 equity incentive plan may be increased, by up to 281,960 shares, to the extent options issued under our 1998 incentive and nonqualified stock option plan are subsequently forfeited or terminated. The maximum number of stock option and restricted stock awards that we will grant under the 2006 equity incentive plan during fiscal 2006 through fiscal 2008 will not exceed a three-year weighted average of 4.33%, based on the total number of shares of common stock outstanding at the end of each of those three fiscal years. For purposes of this calculation, grants made in connection with acquisitions will be excluded, and the grant of restricted stock awards will count as the grant of 1.8 shares of common stock for each share of common stock subject to the award.

Agreements with executive officers

In June 2005, we entered into a letter agreement with Mr. Mackie. The agreement provides that we will pay him an annual salary of $250,000. In addition, pursuant to the agreement, we offered to pay Mr. Mackie a signing bonus of $205,000, which is repayable to us if Mr. Mackie terminates his employment prior to completing three years of employment. To date, Mr. Mackie has declined to accept this payment. If Mr. Mackie's employment is terminated in connection with a change of control, we will provide Mr. Mackie with a prorated portion of his target bonus for the year, one year's salary, and full vesting of all stock options that have been awarded to him.

In April 2006, we entered into a letter agreement with J. Phillip Cooper, our former vice chairman and executive vice president, regarding his retirement from our firm on June 21, 2006. Under the agreement, Dr. Cooper remained an employee through his retirement date and continued to receive his then-current base salary and benefits, including the payment of the bonus he was awarded for fiscal 2005. Additionally, upon Dr. Cooper's retirement and execution of standard releases and waivers, he received a cash payment of $275,000, the stock options and restricted stock awards he held on the date of his retirement were accelerated by one year, and his insurance benefits were extended for one year from the date of his retirement.

REPORT OF THE COMPENSATION COMMITTEE

The compensation committee established by our board of directors is currently composed of Mr. Concannon and Drs. Moriarty and Rose. Our compensation committee is governed by a written charter adopted by our board of directors. A copy of our compensation committee charter is available through the Investor Relations page of our website at www.crai.com. Under the charter, our compensation committee is responsible for recommending to our board the compensation philosophy and policies that we should follow, particularly with respect to the compensation of the members of our senior management. The committee is responsible for reviewing and approving, or recommending for approval by our board, the compensation of our executive officers, including our chief executive officer, and for overseeing the evaluation of our chief executive officer and senior executives. In addition, our board has delegated to the committee the authority to administer, review and make recommendations with respect to our employee benefit plans, including our incentive compensation plans and our equity-based plans.

The following report is made by Mr. Concannon and Drs. Moriarty and Rose, as the members of the compensation committee during fiscal 2006, and summarizes our executive officer compensation policies for fiscal 2006.

Compensation committee report on executive compensation

Compensation objectives. The objectives of our senior management compensation program are to align compensation with our business goals, individual performance and the interests of our shareholders; to motivate and reward high levels of performance; to recognize and reward the achievement of firm-wide or departmental goals; and to enable our firm to attract, retain and reward members of senior management who contribute to the long-term success of our firm.

To achieve those objectives, we strive to make decisions concerning executive compensation that:

- establish incentives that will link executive officer compensation to our firm's financial performance and that will motivate executives to attain our firm's annual financial targets; and

- provide a total compensation package that is competitive among companies offering similar consulting services.

The Securities and Exchange Commission requires that this report comment upon our policy with respect to Section 162(m) of the Internal Revenue Code, which limits our firm's tax deduction for compensation in excess of $1.0 million paid to each of our firm's chief executive officer and our firm's four other most highly compensated executive officers at the end of any fiscal year, unless the compensation is "qualified performance-based compensation." Our policy with respect to Section 162(m) is to make a reasonable effort to cause compensation to be deductible by our firm while simultaneously providing executive officers of our firm with appropriate rewards for their performance. In line with that policy, we recently approved the cash incentive plan described in "Proposal Two—Summary of the plan." The cash incentive plan will, if approved by our shareholders, enable us to compensate our executive officers with performance awards designed to be treated as "qualified performance-based compensation" under Section 162(m). We have also recently elected to defer the future payment of any compensation to executive officers that is subject to the Section 162(m) limitation.

Executive compensation programs. Our firm's compensation package consists of three principal components:

- salary;

- discretionary bonuses and, if our cash incentive plan is approved by our shareholders, performance awards; and

- equity based compensation.

Our firm's executive officers are also eligible to participate in other employee benefit plans, including health, life insurance and medical reimbursement plans, and a 401(k) retirement plan, on substantially the same terms as other vice presidents who meet applicable eligibility criteria, subject to any legal limitations on the amounts that may be contributed or the benefits that may be payable under these plans.

In setting salaries for our firm's executive officers for fiscal 2006, we considered the salaries we paid our executive officers in fiscal 2005. We considered information available to us regarding the salaries and overall compensation paid to persons having comparable responsibilities at other consulting firms with which our firm competes. We evaluated the experience, talents and capabilities of our executive officers relative to their peers at competing firms, and attempted to establish salaries that our executive officers would find attractive. For the five individuals we promoted to being executive officers in fiscal 2006, Drs. Bell and Noether and Messrs. Baird, Lowenstein and Maleh, their salaries for fiscal 2006 were determined prior to their promotions.

Our firm's executive officer compensation policy emphasizes discretionary bonuses and restricted stock awards. If our cash incentive plan is approved, we expect to replace some or all of our discretionary bonuses with performance awards. We base each executive officer's annual bonus on our overall assessment of his or her contribution to our growth and profitability for the past fiscal year. The fiscal 2006 bonuses for Drs. Bell and Noether and Messrs. Lowenstein and Maleh reflect their performance in both their pre-promotion practice leader roles and their new roles as executive officers. For these officers, we gave particular consideration to the officer's business generation, contribution to practice development, and contribution to and implementation of our corporate reorganization, but we also considered the number of billable hours worked, client management, project management, contribution to corporate resource allocation, contribution to staff development, recruiting activities related to the hiring of senior consultants, and corporate administrative responsibilities. Similarly, in determining Mr. Baird's bonus, we looked at his performance prior to his promotion and in his new role as an executive officer. For Mr. Baird, we considered particularly his contributions to the administration, growth, and profitability of our Europe-Middle East region and his contribution to and implementation of our corporate reorganization, but we also considered his contributions to corporate resource allocation, staff development, and corporate administration. In determining the bonus of our chief financial officer, Mr. Mackie, we considered his performance and overall financial responsibilities, his contributions to the growth and profitability of our firm, and his role in helping to integrate successfully our recent acquisitions. Our determinations were based in large measure on our own judgments; while some of the factors we consider are quantifiable, in our view, many less quantifiable factors are equally important and deserve considerable weight.

Equity awards are a key component of our compensation policy because they align the interests of management with the shareholders' interest in the financial performance of our firm for the longer term and provide retention incentives. During fiscal 2006, our approach to executive officer compensation included grants of restricted stock, which we made to some of our executive officers, including our chief executive officer. We determined the general size of these restricted stock grants, if a grant was made, when determining the final cash bonuses for fiscal 2005, and we considered many of the same factors when making both determinations. We finalized these restricted stock grants upon shareholder approval of our 2006 equity incentive plan. In determining the size of the restricted stock awards granted to those executive officers who received an award, we emphasized the seniority and responsibilities of the executives, the performance of the executives, and the practice of certain peers with respect to restricted stock grants. Our decision to base the equity component of our executive compensation on restricted stock instead of stock options resulted from shareholder approval of our 2006 equity incentive plan in the first quarter of fiscal 2006, which enabled us to use restricted stock awards in addition to previously authorized stock option awards, and from our adoption of Statement of Financial Account Standards No. 123R, *Share-Based Payments*. We used the flexibility afforded to the firm under this new plan to compensate many of our executive officers through restricted stock awards. We believe the increased share ownership and four-year vesting schedules resulting from these restricted stock grants align the interests of our officers with the interests of our shareholders and provide retention incentives.

Chief executive officer compensation. Consistent with our compensation policies for our other executive officers, our approach to the chief executive officer's compensation package in fiscal 2006 was to be competitive with comparable companies offering consulting services and to tie a large percentage of our chief executive officer's eligible compensation to our firm's performance. We believe that this approach provides additional incentive to our chief executive officer to achieve our firm's performance goals and enhance shareholder value.

Salary for our firm's chief executive officer was designed to give him assurance of a base level of compensation commensurate with his position and duration of employment with our firm and to be competitive with salaries for officers holding comparable positions with companies offering consulting services. We maintained the base salary of our chief executive officer at $450,000 for fiscal 2006. In February 2007, we increased his base salary to $500,000. This increase is the first increase in our chief executive officer's salary since May 2003.

This year we have awarded our chief executive officer a bonus of $1,200,000 for fiscal 2006. In establishing this bonus amount, we have given primary consideration to our judgment regarding our chief executive officer's relative contribution to the increases in our revenues and net income in fiscal 2006 and to his primary role in developing and implementing the corporate reorganization of the management structure of our firm, which we believe will facilitate future growth and profitability and position our firm for more effective operations. We also gave primary consideration to his contributions to the growth of our firm over the past few fiscal years, his increased responsibilities running a larger and more global organization, and his leadership role in our recent acquisitions, including the integration of these acquisitions.

The compensation committee

William F. Concannon, Chair
Rowland T. Moriarty
Nancy L. Rose

Performance graph

The following graph compares the performance of our cumulative shareholder return with that of the Nasdaq Composite Index, a broad equity market index, and a peer group of companies selected on a line-of-business basis. The peer group consists of LECG Corporation, Navigant Consulting, Inc., FTI Consulting, Inc., and Huron Consulting Group, Inc. The cumulative shareholder returns for shares of our common stock and the peer group indices are calculated assuming $100 was invested on November 24, 2001. The cumulative returns for the market index are calculated on a month-end basis assuming $100 was invested on November 30, 2001. We paid no cash dividends during the period shown. The performance of the market index and the peer group indices is shown on a total return (dividends reinvested) basis. The inclusion of LECG Corporation in the peer group begins with the date of its initial public offering on November 14, 2003. The inclusion of Huron Consulting Group, Inc. in the peer group begins with the date of its initial public offering on October 18, 2004.



	Value of investment($)					
	11/24/01	11/30/02	11/29/03	11/27/04	11/26/05	11/25/06
CRA International, Inc.	100.00	80.04	167.18	220.42	233.64	266.51
Nasdaq Composite Index	100.00	80.35	100.75	110.91	116.60	125.06
Peer Group	100.00	166.43	215.00	227.76	254.56	268.65

TRANSACTIONS WITH RELATED PARTIES

Stock restriction agreement

In general, each person who held our common stock before our initial public offering, or IPO, in 1998 is subject to a stock restriction agreement with us. In some cases, these persons have, with our consent, transferred shares of this pre-IPO stock to family members and others. In general, these transferees are subject to the same terms and conditions of the stock restriction agreement as the transferors, and are considered to have the status of pre-IPO shareholders for purposes of the agreement.

The stock restriction agreement prohibits each pre-IPO shareholder from selling or otherwise transferring certain shares of our common stock held immediately before the IPO during the time periods specified in the agreement. Pursuant to the currently effective terms of the stock restriction agreement, each pre-IPO shareholder may generally sell an amount equal to the greater of 20% of the shareholder's pre-IPO stock or two-thirds of the pre-IPO stock held by the shareholder on April 24, 2005. On and after April 24, 2007, each pre-IPO shareholder may sell all of the shareholder's remaining shares of pre-IPO stock.

Upon the death or retirement for disability of any pre-IPO shareholder in accordance with our policies, the foregoing restrictions terminate with respect to the shareholder's pre-IPO stock. The board of directors has the discretion to waive any of the restrictions imposed by the stock restriction agreement.

We have the right to repurchase a portion of the pre-IPO stock held by a pre-IPO shareholder who leaves us for reasons other than death or retirement for disability in accordance with our policies equal to all of the pre-IPO stock that the shareholder had not already become entitled to sell. The purchase price will be equal to 70% of the fair market value of the repurchased stock (95%, in the case of a pre-IPO shareholder who retires) or, if the pre-IPO shareholder competes with us, 40% of fair market value. The purchase price will be payable in three equal annual installments. The stock restriction agreement will terminate on April 23, 2008 or earlier with the approval of our board of directors.

Payments to directors

We have made payments to Drs. Fisher, Salop and Shapiro, all of whom are our directors, for their services as outside experts, including payments for consulting services to clients and for the generation of engagements for us. In fiscal 2006 and fiscal 2007 (through February 16, 2007, the end of our first quarter of fiscal 2007), we paid Dr. Fisher an aggregate of approximately $1.4 million. In fiscal 2006 and fiscal 2007 (through February 16, 2007), we paid Dr. Salop an aggregate of approximately $2.1 million. In fiscal 2006 and fiscal 2007 (through February 16, 2007), we paid Dr. Shapiro an aggregate of approximately $1.5 million. We have accrued additional payments that will be made to each of Drs. Fisher, Salop and Shapiro for consulting services they have performed and business engagements they have generated through February 16, 2007, in approximate amounts of $30,000, $700,000, and $300,000, respectively. These amounts include payments made to companies wholly owned by each of these directors.

Based on the terms of an agreement we entered into with Dr. Shapiro when we acquired the Tilden Group in December 1998, Dr. Shapiro is eligible for a specified bonus payment if certain billable hour conditions are met. Pursuant to that agreement, in January 2007, we paid Dr. Shapiro a performance bonus of $101,335. Dr. Shapiro is eligible for future annual bonus payments through fiscal year 2013. The eligible bonus amount for fiscal 2007 is $113,495 and will continue to increase by 12% each year.

Other related party transactions

Dr. Cooper's son-in-law serves as the chief executive officer of a communications marketing firm that we have purchased branded marketing merchandise from in the amount of approximately $98,000 since the beginning of fiscal 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At the close of business on March 5, 2007, there were issued and outstanding 11,702,950 shares of our common stock entitled to cast 11,702,950 votes. On March 5, 2007, the closing price of our common stock as reported on the Nasdaq Global Select Market was $50.91 per share.

Principal shareholders

The following table provides information regarding the beneficial ownership of our common stock as of March 5, 2007 by:

- each person known by us to be the beneficial owner of more than five percent of our common stock;

- each of our directors;

- each of our named executive officers; and

- all of our current directors and executive officers as a group.

The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Shares included in the "Right to acquire" column consist of shares that may be purchased through the exercise of options that vest within 60 days of March 5, 2007.

	Shares beneficially owned			
Name	Outstanding	Right to acquire	Total	Percent
CNH CA Master Account, L.P. (1)	—	1,103,750	1,103,750	8.6%
Artisan Partner Limited Partnership (2)	790,700	—	790,700	6.8%
Transamerica Investment Management, LLC (3)	751,341	—	751,341	6.4%
James C. Burrows (4)	199,380	94,500	293,880	2.5%
Gregory K. Bell	33,651	73,097	106,748	*
Arnold J. Lowenstein	37,585	48,159	85,744	*
Franklin M. Fisher	84,688	—	84,688	*
Rowland T. Moriarty (5)	48,294	35,000	83,294	*
Steven C. Salop (6)	76,935	—	76,935	*
Monica G. Noether	26,959	22,326	49,285	*
Paul A. Maleh	16,036	25,750	41,786	*
Carl Shapiro	36,490	—	36,490	*
Ronald T. Maheu	1,487	21,667	23,154	*
Basil L. Anderson	2,487	20,000	22,487	*
Nancy L. Rose	1,487	20,000	21,487	*
William F. Concannon	1,487	11,722	13,209	*
All current directors and executive officers as a group (fifteen persons)	580,525	382,221	962,746	8.0%

---

* Less than one percent.

(1) The number of shares beneficially held by CNH CA Master Account, L.P. is based solely on information in an amended Schedule 13G/A filed on February 7, 2007 by CNH CA Master Account, L.P. and CNH Partners, LLC. Each of these persons reported shared voting and dispositive power over convertible senior subordinated debentures that are convertible into

1,103,750 shares. The address for each of them is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(2) The number of shares beneficially held by Artisan Partners Limited Partnership is based solely on information in a Schedule 13G/A filed on January 26, 2007 by Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler, and Carlene Murphy Ziegler. Each of them reported shared voting power over 702,600 and shared dispositive power over 790,700 shares. The address for each of them is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(3) The number of shares beneficially held by Transamerica Investment Management, LLC is based solely on information in a Schedule 13G/A filed on February 21, 2007 by Transamerica Investment Management, LLC. Transamerica Investment Management, LLC reported sole voting power over 703,576 and sole dispositive power over 751,341 shares. Transamerica Investment Management, LLC's address is 11111 Santa Monica Boulevard, Suite 820, Los Angeles, CA 90025.

(4) Includes 14,790 shares held in trust for the benefit of certain members of Dr. Burrows's immediate family.

(5) Includes 11,332 shares held by Dr. Moriarty's wife as trustee of a trust for the benefit of certain members of Dr. Moriarty's immediate family.

(6) Includes 21,298 shares held by Dr. Salop's wife as trustee of two trusts for the benefit of certain members of Dr. Salop's immediate family.

PROPOSAL TWO
CASH INCENTIVE PLAN

Proposal Two concerns the approval of the cash incentive plan.

Our board of directors has adopted the cash incentive plan, subject to its approval by our shareholders. Accordingly, our board of directors is submitting the cash incentive plan to our shareholders for approval. If our shareholders approve the cash incentive plan, it will become effective for our 2007 fiscal year. If our shareholders do not approve the cash incentive plan, it will not become effective.

A majority of the votes properly cast at the annual meeting will be necessary to approve Proposal Two.

We are submitting Proposal Two for shareholder approval for the following reasons:

- to enable us to compensate executive officers and other key employees in a fashion that our board of directors believes is beneficial to our firm and its shareholders; and

- to allow certain awards under the cash incentive plan to be treated for federal income tax purposes as "qualified performance-based compensation," which is excludable from the computation of the deduction limit set forth in Section 162(m) of the Internal Revenue Code.

Our board adopted the cash incentive plan because it believes that performance awards, such as those offered by the cash incentive plan, have become an integral factor in attracting and maintaining top-flight executive officers and other key employees. Our board also believes that performance awards promote our growth and performance by linking compensation to the attainment of business objectives.

Additionally, the cash incentive plan is specifically designed to preserve our ability to deduct the compensation we pay certain executive officers for income tax purposes. Section 162(m) of the Internal Revenue Code generally prevents us from deducting more than $1.0 million in compensation each year for each of our five most highly compensated executive officers. Compensation treated as "qualified performance-based compensation" under Section 162(m) is not subject to this limitation. The performance awards granted under the cash incentive plan may be treated as "qualified performance-based compensation" only if the cash incentive plan is approved by a majority vote of our shareholders.

Our board of directors recommends that you vote <u>FOR</u> the proposal to approve the cash incentive plan.

Summary of the plan

The following is a summary of the material features of the cash incentive plan. The full text of the plan is attached as *Annex A*.

Overview

The cash incentive plan permits us to grant "performance awards" to our executive officers and other salaried employees. In general, a performance award is paid, if at all, after the end of the "award period" related to the performance award, based upon the extent to which certain objective performance goals have been attained during the award period. An award period can be one of our fiscal years or some other period determined by the plan administrator. By linking compensation to the attainment of specified business objectives, our board of directors believes that the cash incentive plan will promote our growth and performance.

Administration

The cash incentive plan is administered by a committee of our board of directors, consisting of independent directors. Currently, the committee is our compensation committee. The committee may delegate its authority to grant performance awards under the cash incentive plan to one or more of our senior officers. However, the committee may not delegate its ability to grant performance awards to our executive officers. Our board may, for any reason, take any action under the cash incentive plan that would otherwise be the responsibility of the committee. The committee will interpret the cash incentive plan and all performance awards granted under it. All of the committee's determinations with respect to the cash incentive plan will be conclusive and binding.

No member of our board of directors or the committee, and no senior officer delegated responsibility under the cash incentive plan, will be liable for any action or determination made in good faith with respect to the cash incentive plan or any performance award granted under it.

Eligibility

Any of our salaried employees and the salaried employees of any of our subsidiaries or affiliates may be eligible to receive a performance award under the cash incentive plan. The committee designates which employees are eligible to receive awards in any award period within the first 90 days (or a shorter time period, if required by Section 162(m)) of the award period. An individual who is (1) otherwise employed by a third party, (2) an independent contractor, or (3) working on a temporary or intermittent basis, may not receive a performance award under the cash incentive plan.

As of November 25, 2006, we had approximately 994 salaried employees, including seven executive officers, who would be eligible to receive awards under the cash incentive plan.

Performance goals and factors

The payment of any performance award granted under the cash incentive plan during an award period is based on the extent that certain objective performance goals are attained during the award period. Performance goals will be stated in terms of the attainment of (1) specified levels of one or more objective "performance factors" or (2) percentage changes compared to a prior measurement period in such factors.

Performance factors are selected by the committee from time to time and include, but are not limited, to the following: revenue; net revenue; revenue growth; net revenue growth; earnings before interest, taxes, depreciation and amortization, known as EBITDA; funds from operations; funds from operations per share; operating income (loss); operating income growth; operating cash flow; net income; net income growth; pre- or after-tax income (loss); cash available for distribution; cash available for distribution per share; cash and/or cash equivalents available for operations; net earnings (loss); earnings (loss) per share; earnings per share growth; return on equity; return on assets; share price performance; total shareholder return; total shareholder return growth; economic value added; improvement in cash-flow; and confidential business unit objectives.

Modification of performance goals and factors

The committee may adjust or modify the computation of a performance goal, to the extent permitted by Section 162(m), if the performance goal or any of its underlying performance factors are affected by the occurrence or anticipation of (1) any unusual or extraordinary corporate event, transaction or development, or (2) any other unusual or nonrecurring event or change in applicable law, affecting us or any of our subsidiaries or affiliates.

The committee also may change the performance goals of performance awards granted to an employee to reflect changes in the employee's responsibilities. Such changes must be consistent with

Section 162(m) if the affected performance awards were intended to be treated as "qualified performance-based compensation" under Section 162(m).

In no case will the performance goals of any performance award granted to an executive officer be changed with respect to an award period if such change will increase the amount payable under the performance award in the award period.

Establishment of performance awards

In each award period, the committee first establishes which performance goals apply to each performance award. Then, for each performance award, the committee establishes the objective "performance formula" that determines the amount payable under the performance award in the award period, based upon the level of attainment of the related performance goals in the award period. If the performance award is intended to be treated as "qualified performance-based compensation" under Section 162(m), the committee establishes the corresponding performance goals and performance formula within the first 90 days (or a shorter period, if required by Section 162(m)) of the relevant award period.

Payment of performance awards

Following the completion of each award period, the committee determines and certifies in writing (1) the extent to which each performance award's performance goals were attained in the award period and (2) the amount payable under each performance award as determined by the performance award's performance formula. Additionally, before payment can be made on any performance award granted to an executive officer that is intended to be treated as "qualified performance-based compensation" under Section 162(m), the committee must also certify that all other material terms and conditions precedent to the payment of the performance award have been satisfied.

The committee, in it sole and complete discretion, can determine that the actual amount to be paid under a performance award is the amount determined by the application of the performance award's performance formula or, in the case the committee exercises "negative discretion," a lesser amount. The committee's exercise of negative discretion can eliminate the payment due under a performance award altogether.

To receive payment under a performance award in an award period, the individual granted the performance award must be treated as an employee in our personnel records or the personnel records of one of our subsidiaries or affiliates on the last day of the award period. The committee, however, may pay performance awards to individuals who have retired or been terminated, or to the estate or designee of individuals who have died, before the end of the relevant award period.

Payments on performance awards will be made as soon as administratively possible after the committee has completed the required certifications. The committee may permit the deferral of payment due under a performance award, in accordance with rules it establishes, as necessary, to ensure compliance with Section 409A of the Internal Revenue Code. The committee will defer the payment of a performance award to the extent that (1) the performance award is ineligible for treatment as "qualified performance-based compensation" under Section 162(m) and (2) the payment is not deductible by us for federal income tax purposes. If this occurs, the deferred compensation will be paid in the first year we can deduct it.

Payments on performance awards will be made either in cash or, in our sole and complete discretion, in shares of our common stock with a commensurate aggregate fair market value.

Maximum performance award to executive officers

The maximum amount payable under any performance award granted under the cash incentive plan in any fiscal year to any executive officer is $8,000,000. This maximum is prorated for executive officers who do not participate in the cash incentive plan for the entire fiscal year.

Transferability

Performance awards are generally not transferable, either voluntarily or involuntarily, without our consent.

Change of control

Upon the occurrence of a "change of control," all performance awards shall be paid out as if the effective date of the change of control were the last day of the applicable award period and all performance goals had been attained, unless provision is made in connection with the change of control for (1) the assumption of all previously granted performance awards or (2) the substitution of such performance awards with commensurate new awards covering stock of the successor corporation or its parent or subsidiary.

While performance awards are outstanding under the cash incentive plan, "change of control" means (1) we merge with or into or consolidate with another corporation, unless our outstanding voting securities immediately prior to the change of control continue to represent, either by remaining outstanding or conversion into voting securities of the entity surviving the change of control, at least 50% of our combined voting power or of the combined voting power of the entity surviving the change of control; or (2) we liquidate or sell substantially all of our assets.

Termination and amendment

Until the occurrence of a change of control, our board of directors or the committee may, in their sole discretion, amend, suspend or terminate the plan, subject to shareholder approval requirements imposed by applicable law. Except as we otherwise determine, no such termination or amendment will affect the right of a holder of a performance award to receive a payment that has already been earned under the performance award.

If our shareholders approve the cash incentive plan, it shall become effective for our 2007 fiscal year and remain effective, unless terminated as described above or if Section 162(m) mandates further shareholder approvals for qualified performance-based compensation, until the annual meeting of our shareholders in our 2012 fiscal year.

Impact of restatement of financial statements upon previous awards

If any of our financial statements are restated as a result of errors, omissions or fraud, the committee may, in its sole discretion but acting in good faith, direct that we recover all or a portion of any performance award granted or payment made under the cash incentive plan with respect to any of our fiscal years whose financial results are negatively affected by such restatement.

Summary of U.S. federal income tax consequences

Payments made under the cash incentive plan will be taxable to the recipients when paid. As described above, we intend that payments under the cash incentive plan meet the requirements for "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code. As a result, we will generally be entitled to a United States federal income tax deduction corresponding to the amount of income recognized by the recipient.

New plan benefits

Except as described below, the following table sets forth information concerning the benefits or amounts under the cash incentive plan that we can determine will be received by the following:

- each named executive officer;

- all current executive officers, as a group;

- all current directors who are not executive officers, as a group; and

- all employees who are not executive officers, as a group.

The amount that may become payable in respect of fiscal 2007 for performance awards granted under the cash incentive plan cannot be determined. The payment of any such performance award depends on the uncertain attainment of performance goals and, even when performance goals are attained, the committee can exercise negative discretion and thereby reduce the amount payable under any performance award.

Because the grant of performance awards under the plan is discretionary, the persons and groups listed in the following table may receive additional performance awards under the cash incentive plan. The cash incentive plan limits the amount payable to any executive officer in any fiscal year to $8,000,000.


New Plan Benefits
CRA International, Inc. Cash Incentive Plan


Name and position	Dollar value ($) (1)	Securities underlying awards granted (#) (2)
James C. Burrows .... President, chief executive officer and director	$2,600,000	—
Gregory K. Bell (3) .... Executive vice president	$ 825,000	—
Arnold J. Lowenstein (3) .... Executive vice president	$ 825,000	—
Paul A. Maleh (3) .... Executive vice president	$ 825,000	—
Monica G. Noether (3).................................. Executive vice president	$1,025,000	—
All current executive officers, as a group (4)	$7,450,000	—
All current directors who are not executive officers, as a group (5) ...	—	—
All employees who are not executive officers, as a group (6)	—	—

(1) Represents maximum amount payable in respect of fiscal 2007 under performance awards granted to the recipient under the cash incentive plan, except as set forth in note (3) below. This dollar value includes the value of awards of restricted stock up to the following dollar amounts: for Dr. Burrows—$600,000; for Dr. Bell—$400,000; for Mr. Lowenstein—$400,000; for Mr. Maleh—$400,000; for Dr. Noether—$400,000; and for all current executive officers, as a group—$2,600,000.

(2) This amount is not determinable. The performance award is payable in cash or in shares of our common stock; to the extent paid in common stock, the number of shares would be computed by dividing the cash value of the performance award to be paid in common stock by the fair market value of our common stock at the time of payment.

(3) Eligible to receive additional performance awards under the cash incentive plan based upon the revenues they source.

(4) At the end of fiscal 2006, we had seven executive officers who would be eligible to receive performance awards under the cash incentive plan.

(5) None of our current directors who are not executive officers are eligible to receive performance awards under the cash incentive plan.

(6) At the end of fiscal 2006, we had 994 employees who are not executive officers and who would be eligible to receive performance awards under the cash incentive plan.

REPORT OF THE AUDIT COMMITTEE

The board of directors appointed an audit committee to monitor the integrity of our firm's consolidated financial statements, our system of internal controls, and the independence and performance of our internal auditors and independent registered public accountants. The audit committee also selects our independent registered public accountants. The audit committee is governed by a written charter adopted by our board of directors. A copy of the audit committee charter is available through the Investor Relations page of our website at www.crai.com.

The audit committee currently consists of three non-employee directors. Each member of the audit committee is "independent" within the meaning of the Nasdaq Stock Market's marketplace rules.

Our firm's management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our firm's independent registered public accountants are responsible for auditing those financial statements. Our responsibility is to monitor and review these processes. However, we are not professionally engaged in the practice of accounting or auditing and are not experts in the fields of accounting or auditing, including with respect to auditor independence. We have relied, without independent verification, on the information provided to us and on the representations made by our firm's management and independent registered public accountants.

In fulfilling our oversight responsibilities, we discussed with representatives of KPMG LLP, our firm's independent registered public accountants for fiscal 2006, the overall scope and plans for their audit of our firm's consolidated financial statements for fiscal 2006. We met with them, with and without our firm's management present, to discuss the results of their examinations and their evaluations of our firm's internal controls and the overall quality of our firm's financial reporting. We reviewed and discussed the audited consolidated financial statements for fiscal 2006 with management and our independent registered public accountants.

In addition, during the course of fiscal 2006, our management completed the documentation, testing, and evaluation of our firm's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. We were kept apprised of the progress of the evaluation and provided oversight to management during the process. In connection with this oversight, we received periodic updates provided by management and KPMG at each appropriate scheduled audit committee meeting. At the conclusion of the process, management provided us with and we reviewed a report on the effectiveness of our firm's internal control over financial reporting. We also reviewed the report of management contained in our firm's annual report on form 10-K for the fiscal year ended November 25, 2006 filed with the SEC, as well as KPMG's Report of Independent Registered Public Accounting Firm included in our firm's annual report on form 10-K related to its audit of (i) the consolidated financial statements, (ii) management's assessment of the effectiveness of internal control over financial reporting, and (iii) the effectiveness of internal control over financial reporting. We continue to oversee our firm's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2007.

We discussed with our independent registered public accountants the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees*, as amended, including a discussion of our firm's accounting principles, the application of those principles, and the other matters required to be discussed with audit committees under generally accepted auditing standards.

In addition, we received from our independent registered public accountants a letter containing the written disclosures required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, and discussed the disclosures with them, as well as other matters relevant to their independence from management and our firm. In evaluating the independence of our independent registered public accountants, we considered the fact that they did not perform any non-audit services for us in fiscal 2006.

Based on our review and these meetings, discussions and reports, and subject to the limitations on our role and responsibilities referred to above and in the audit committee charter, we recommended to our board of directors that our firm's audited consolidated financial statements for fiscal 2006 be included in our firm's annual report on form 10-K.

The audit committee

Ronald T. Maheu, Chair
Basil L. Anderson
William F. Concannon

PROPOSAL THREE
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Proposal Three concerns the ratification of the appointment by our audit committee of KPMG LLP to be our independent registered public accountants for the fiscal year ending November 24, 2007.

Appointment for fiscal 2006

KPMG was engaged on June 26, 2006 as the new independent registered public accountants to audit our financial statements. During fiscal 2004, fiscal 2005, and the subsequent interim period through June 26, 2006, neither we nor anyone on our behalf consulted KPMG regarding any of the matters referred to in Item 304(a)(2) of Regulation S-K. The decision to change independent registered public accountants was approved by our audit committee.

We and Ernst & Young LLP, our independent registered public accountants before KPMG, mutually agreed that Ernst & Young would not continue as our independent registered public accountants. Accordingly, on June 26, 2006, we dismissed Ernst & Young. We provide professional services to Ernst & Young that, in the view of our audit committee and Ernst & Young, have been and are consistent with Ernst & Young's independence under applicable SEC rules. The change in our independent registered public accountants was designed to ensure that we can continue to provide these and related services to Ernst & Young in the future and continue to avoid any possibility of a relationship with our independent registered public accountants that, in the future, might be seen to bear on the accountants' independence.

Ernst & Young's report on our financial statements for fiscal 2004 and fiscal 2005 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Moreover, during fiscal 2004, fiscal 2005, and the subsequent interim period before June 26, 2006, there were no disagreements between Ernst & Young and us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

We have given KPMG and Ernst & Young an opportunity to review the foregoing disclosures, and neither believes the disclosures are incorrect or incomplete.

Ratification of appointment for fiscal 2007

Under rules of the Securities and Exchange Commission and the Nasdaq Stock Market, appointment of our independent registered public accountants is the direct responsibility of our audit committee. Although ratification of this appointment by our shareholders is not required by law, our board believes that seeking shareholder ratification is a good practice, which provides shareholders an avenue to express their views on this important matter.

Our audit committee has reappointed KPMG as our independent registered public accountants for the fiscal year ending November 24, 2007. Our board of directors recommends that shareholders vote to ratify the appointment. If our shareholders do not ratify the appointment of KPMG, the audit committee may reconsider its decision. In any case, the audit committee may, in its discretion, appoint new independent registered public accountants at any time during the year if it believes that such change would be in our best interest and the best interest of our shareholders. We expect that representatives of KPMG will be present at the annual meeting. They will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions from shareholders.

Our board of directors recommends that you vote <u>FOR</u> the proposal to ratify the appointment by our audit committee of KPMG as our independent registered public accountants for fiscal 2007.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of the fees for professional services rendered by KPMG for the fiscal year ended November 25, 2006 and by Ernst & Young for the fiscal year ended November 26, 2005:

Fee category	Fiscal 2006	Fiscal 2005
Audit fees	$1,005,500	$1,312,647
Audit-related fees	—	20,575
Tax fees	—	215,626
All other fees	—	—
Total fees	$1,005,500	$1,548,848

Audit fees.   Audit fees represent fees for professional services performed by KPMG for the audit of our annual financial statements and the review of our quarterly financial statements, as well as services that are normally provided in connection with statutory and regulatory filings or engagements. For fiscal 2006 and fiscal 2005, these services included KPMG's and Ernst & Young's respective examinations and evaluations of our firm's internal controls in response to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. Also for fiscal 2005, Ernst & Young performed services in connection with our public offering in June 2005, including the review of our registration statement on form S-3 and the related prospectus and the issuance of a "comfort letter" to the underwriters of the offering.

Audit-related fees.   Audit-related fees represent fees for assurance and related services performed by Ernst & Young in fiscal 2005 that are reasonably related to the performance of the audit or review of our financial statements.

Tax fees.   Tax fees represent fees for professional services performed by Ernst & Young in fiscal 2005 with respect to tax compliance. These services include assistance with the preparation of federal, state, and foreign income tax returns.

All other fees.   Neither KPMG nor Ernst & Young performed any services other than the services described above.

Pre-approval policies and procedures

At present, our audit committee approves each engagement for audit or non-audit services before we engage KPMG to provide those services. However, the audit committee has delegated to the chairman of the audit committee the authority to pre-approve audit and non-audit services that the chairman determines in good faith to be minimal services that would not impair the independence of our independent registered public accountants. The chairman of the audit committee must notify the other members of the committee of any audit or non-audit service that he pre-approves under this delegation of authority. Other, more significant audit and non-audit services continue to require pre-approval by the entire audit committee.

Our audit committee has not established any pre-approval policies or procedures that would allow our management to engage KPMG to provide any specified services with only an obligation to notify the audit committee of the engagement for those services. None of the services provided by KPMG for fiscal 2006 or by Ernst & Young for fiscal 2005 was obtained in reliance on the waiver of the pre-approval requirement permitted by SEC regulations.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors and persons who beneficially own more than ten percent of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. SEC regulations require officers, directors and greater-than-ten-percent shareholders to furnish us with copies of all Section 16(a) forms they file.

Based solely upon a review of forms 3 and 4 and amendments thereto furnished to us during fiscal 2006 and forms 5 and amendments thereto furnished to us with respect to fiscal 2006, or written representations that form 5 was not required for fiscal 2006, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent shareholders were fulfilled in a timely manner.

SHAREHOLDER PROPOSALS

Shareholder proposals for inclusion in our proxy materials relating to our 2008 annual meeting of shareholders must be received by us at our executive offices no later than November 24, 2007 or, if the date of that meeting is more than 30 calendar days before or after April 20, 2008, a reasonable time before we begin to print and mail our proxy materials with respect to that meeting.

In addition, our by-laws provide that a shareholder desiring to bring business before any meeting of shareholders or to nominate any person for election to our board of directors must give timely written notice to our secretary in accordance with the procedural requirements set forth in our by-laws. In the case of a regularly scheduled annual meeting, written notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days before the scheduled annual meeting, must describe the business to be brought before the meeting and must provide specific information about the shareholder, other supporters of the proposal, their stock ownership and their interest in the proposed business. If we hold our 2008 annual meeting before April 18, 2008, and if we give less than 70 days' notice or prior public disclosure of the date of that meeting, then the shareholder's notice must be delivered to or mailed and received at our principal executive offices not later than the close of business on the tenth day after the earlier of (1) the day on which we mailed notice of the date of the meeting and (2) the day on which we publicly disclosed the date of the special meeting. Currently, in order to bring an item of business before the 2008 annual meeting in accordance with our by-laws, a shareholder must deliver the requisite notice of that item of business to us between January 19, 2008 and February 18, 2008.

AVAILABLE INFORMATION

Shareholders of record on March 5, 2007 will receive this proxy statement and our annual report to shareholders, which contains detailed financial information about our firm. The annual report is not incorporated herein and is not deemed a part of this proxy statement.

CRA INTERNATIONAL, INC.

CASH INCENTIVE PLAN

1.   Purpose of the Plan.   The purpose of the CRA International, Inc. Cash Incentive Plan is to promote the growth and performance of the Company by: (i) linking a portion of the total compensation for certain key employees to attainment of such corporate, subsidiary and business unit objectives as shall be approved by the Committee for each Plan Year or other Award Period; and (ii) assisting in the attraction, retention and motivation of certain key employees.

2.   Definitions.   Wherever the following capitalized terms are used in the Plan, they shall have the meanings specified below:

"Affiliate" means any entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant ownership interest, as determined by the Committee.

"Award Period" means the Plan Year under which the Performance Award relates, or such longer period as may be specified by the Company or the Committee at the time a Performance Award is granted.

"Board" means the Board of Directors of the Company.

"Change of Control" shall have the meaning set forth in *Section 13.*

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means a committee of the Board designated by the Board to administer the Plan which shall be comprised solely of Independent Directors.

"Company" means CRA International, Inc., a Massachusetts corporation.

"Director" means a member of the Board.

"Employee" means any salaried employee of the Company, any Subsidiary or any Affiliate, including any officers or Executive Officers (whether or not a Director), who is treated as an employee in the personnel records of the Company or its Subsidiaries or Affiliates for the relevant period, but shall exclude individuals who are classified by the Company, any Subsidiary or any Affiliate as (i) otherwise employed by a third party; (ii) independent contractors; or (iii) intermittent or temporary, in each case even if any such classification is changed retroactively as a result of an audit, litigation, or otherwise.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Executive Officer" means a Participant the Board has designated as an executive officer of the Company for purposes of reporting under the Exchange Act.

"Independent Director" means a Director who is not an Employee and who qualifies as (i) a "non-employee director" under Rule 16b-3(b)(3) under the Exchange Act, (ii) an "outside director" under Section 162(m) of the Code, and (iii) an "independent director" under the rules and listing standards adopted by the NASDAQ Exchange.

"Participant" means any Employee designated by the Board, the Committee or the Chief Executive Officer of the Company to participate in the Plan for a Plan Year, a portion of a Plan Year, or a longer period.

"Performance Award" means a right to receive an incentive payment payable in cash or stock at the discretion of the Company pursuant to the terms and conditions of the Plan.

"Performance Factors" means the factors selected by the Committee from time to time, including, but not limited to, the following measures to determine whether the performance goals established by the Committee and applicable to Performance Awards have been satisfied: revenue; net revenue; revenue growth; net revenue growth; earnings before interest, taxes, depreciation and amortization ("EBITDA"); funds from operations; funds from operations per share; operating income (loss); operating income growth; operating cash flow; net income; net income growth; pre- or after-tax income (loss); cash available for distribution; cash available for distribution per share; cash and/or cash equivalents available for operations; net earnings (loss); earnings (loss) per share; earnings per share growth; return on equity; return on assets; share price performance; total shareholder return; total shareholder return growth; economic value added; improvement in cash-flow; and confidential business unit objectives.

"**Performance Formula**" means, for an Award Period, the one or more objective formulas applied against the relevant Performance Factors to determine, with regard to the Performance Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Award has been earned for the Award Period.

"**Plan**" means this CRA International, Inc. Cash Incentive Plan, as amended from time to time.

"**Plan Year**" means a fiscal year of the Company.

"**Qualified Performance-Based Award**" means any Performance Award or portion of a Performance Award that is intended to satisfy the requirements for "qualified performance-based compensation" under Section 162(m) of the Code.

"**Subsidiary**" means any entity, either directly or indirectly, of which the Company owns or controls 50% or more of the outstanding shares of stock normally entitled to vote for the election of directors or of comparable equity participation and voting power.

3. **Administration of Plan.**

    a. *Powers of the Committee; Discretion.*   The Plan shall be administered by the Committee. Subject to the terms of the Plan, the Committee shall have such powers and authority as may be necessary or appropriate for the Committee to carry out its functions as described in the Plan. The Committee shall have the authority in its discretion to determine: (i) which Employees shall receive Performance Awards; (ii) the amount and type of the Performance Awards; and (iii) the objectives and the other terms and conditions of such Performance Awards, including the Performance Factors and other terms and conditions of a Performance Award. Determinations by the Committee under the Plan, including without limitation, determinations of the Participants, the amount and timing of Performance Awards, the terms and provisions of Performance Awards, need not be uniform and may be made selectively among Participants who receive or are eligible to receive Performance Awards. The Committee shall have the full power, discretion and authority to interpret the Plan, to establish, amend, suspend and rescind any rules and regulations relating to the Plan and to make all other determinations that it deems necessary or advisable for the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Performance Award in the manner and to the extent it shall deem desirable to carry it into effect. All such determinations shall be final, conclusive and binding on all persons (including the Company and Participants) and for all purposes.

    b. *Board Authority.*   If the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

    c. *Delegation of Authority to Senior Officers.*   The Committee may delegate, on such terms and conditions as it determines in its sole and plenary discretion, to one or more senior officers of the Company the authority to make grants of Performance Awards to officers (other than Executive Officers), employees and consultants of the Company and its Affiliates (including any prospective officer, employee or consultant). In the event that the Committee's authority is delegated to senior officers in accordance with the foregoing, all references in the Plan relating to the Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to such senior officer for such purpose. Any action undertaken in accordance with the Committee's delegation of authority hereunder shall have the same force and effect as if such action was undertaken directly by the Committee and shall be deemed for all purposes of the Plan to have been taken by the Committee.

    d. *Limitation on Liability.* No member of the Board or Committee, nor any senior officer delegated authority by the Committee, shall be liable for any action or determination made in good faith by the Board, Committee or such senior officer with respect to the Plan or any Performance Award.

4. Eligibility; Designation of Participants. The Committee shall, in its sole discretion, designate within the first 90 days of an Award Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) which Participants will be eligible to receive Performance Awards in respect of such Award Period. However, designation of a Participant eligible to receive a Performance Award hereunder for an Award Period shall not in any manner entitle the Participant to receive payment in respect of any Performance Award for such Award Period. The determination as to whether or not such Participant becomes entitled to payment in respect of any Performance Award shall be decided solely in accordance with the provisions of this Plan. Moreover, designation of a Participant eligible to receive a Performance Award hereunder for a particular Plan Year or other Award Period shall not require designation of such Participant eligible to receive a Performance Award hereunder in any subsequent Plan Year or Award Period and designation of one person as a Participant eligible to receive a Performance Award hereunder shall not require designation of any other person as a Participant eligible to receive a Performance Award hereunder in such period or in any other period.

5. Establishment of Performance Awards.

    a. *General.* Within the first 90 days of a Award Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), the Committee shall, with regard to the Performance Awards to be issued for such Award Period, exercise its discretion with respect to establishing Performance Awards consistent with this Plan which shall be deemed "qualified performance-based compensation" under Section 162(m) of the Code, and record the same in writing.

    b. *Performance Factors.* Participants shall have the payout of their Performance Awards, if any, determined on the basis of the degree of achievement of Performance Factors which shall be established by the Committee in writing and which Performance Factors shall be stated in terms of the attainment of specified levels of or percentage changes (as compared to a prior measurement period) in any one or more of the Performance Factors. The Committee shall, for each Award Period, establish the Performance Factors to apply to each Participant and a formula or matrix prescribing the extent to which such Participant's incentive award shall be earned based upon the degree of achievement of such Performance Factor or Performance Factors. The Committee may determine that the Performance Award payable to any Participant shall be based upon the attainment of Performance Factors comparable to those in whole or in part applied to the results of a Subsidiary, division or business unit. With respect to Performance Awards intended to be Qualified Performance-Based Awards, the Committee shall determine the Performance Factors and any related formula or matrix for each Participant not later than 90 calendar days after the beginning of the Award Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code).

    c. *Transfer of Employment.* A Participant's Performance Factors may be changed by the Committee during the Award Period to reflect a change in responsibilities provided that, in the case of Performance Awards intended to be Qualified Performance-Based Awards, any such change shall be made in a manner consistent with Section 162(m) of the Code.

d. *Modification of Performance Factors.* The Committee is authorized at any time during the first 90 days of an Award Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), or any time thereafter (but only to the extent the exercise of such authority after such 90-day period (or such shorter period, if applicable) would not cause the Performance Awards granted to any Participant for the Award Period to fail to qualify as "qualified performance-based compensation" under Section 162(m) of the Code), in its sole and plenary discretion, to adjust or modify the calculation of a Performance Factor for such Award Period to the extent permitted under Section 162(m) of the Code (A) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development affecting the Company, or any of its Affiliates, Subsidiaries, divisions or operating units (to the extent applicable to such Performance Factor) or (B) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company or any of its Affiliates, Subsidiaries, divisions or operating units (to the extent applicable to such Performance Factor), or the financial statements of the Company or any of its Affiliates, Subsidiaries, divisions or operating units (to the extent applicable to such Performance Factor), or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles, law or business conditions.

6. Participation by Executive Officers.

a. *Qualified Performance-Based Awards.* Notwithstanding any other provisions of the Plan to the contrary, the following provisions shall be applicable to participation in the Plan by Executive Officers who are subject to Section 162(m) of the Code.

    i.   Each such Participant's Performance Award payable under this Plan for an Award Period shall be based solely on achievement of one or more of the Performance Factors as established by the Committee pursuant to *Section 5* above and the Committee shall not have the discretion provided in *Section 5* to increase the amount of the Performance Award payable under this Plan, but it shall in all cases have the ability to reduce the amount of any Performance Award that would otherwise be payable (including a reduction in such amount to zero) as set forth in *Section 7(d)*.

    ii.   With respect to each such Participant, no Performance Award intended to be a Qualified Performance-Based Award shall be payable hereunder except upon written certification by the Committee that the Performance Factors have been satisfied to a particular extent pursuant to *Section 7(c)* and that any other material terms and conditions precedent to payment of the Performance Award pursuant to the Plan have been satisfied.

b. *Maximum Award.* Notwithstanding any provisions of the Plan to the contrary, the maximum Performance Award payable to any Participant who is an Executive Officer for any Plan Year shall be $8,000,000; provided, however, that if such a Participant is not a Participant for the entire Plan Year, the maximum amount payable shall be pro-rated based on the number of days the individual was a Participant for the Plan Year, and provided further that to the extent that the Award Period is longer than a Plan Year, the value of the Performance Award shall be pro-rated for the time in the Award Period and the amount attributable to a Plan Year shall not exceed $8,000,000.

7. Payment of Performance Award.

a. *Payment of Performance Awards.* A Participant must be employed by the Company on the last day of an Award Period to be eligible for payment in respect of a Performance Award for such Award Period. Notwithstanding the foregoing, in the sole discretion of the Committee, Performance Awards may be paid to Participants who have retired or whose employment has terminated after the beginning of the Award Period for which a Performance Award is made, or to the designee or estate of a Participant who died prior to the last day of an Award Period.

b. *Limitation.* A Participant shall be eligible to receive payments in respect of a Performance Award only to the extent that (1) the Performance Factor(s) for such Award Period are achieved and certified by the Committee in accordance with *Section 7(c)* and (2) the Performance Formula(s) as applied against such Performance Factor(s) determines that all or some portion of such Participant's Performance Award has been earned for the Award Period.

c. *Certification.* Following the completion of an Award Period, the Committee shall meet to review and certify in writing whether, and to what extent, the Performance Factor(s) for the Award Period have been achieved and, if so, to calculate and certify in writing that amount of the Performance Award earned for the Award Period based upon the Performance Formula. The Committee shall then determine the actual size of each Participant's Performance Award for the Award Period and, in so doing, may apply negative discretion as authorized by *Section 7(d)*.

d. *Negative Discretion.* In determining the actual size of an individual Performance Award for an Award Period, the Committee may, in its sole and plenary discretion, reduce or eliminate the amount of the Performance Award earned in the Award Period, even if applicable Performance Factors have been attained.

e. *Timing of Award Payments.* The Performance Awards granted for an Award Period shall be paid to Participant(s) as soon as administratively possible following completion of the certifications required by *Section 7(c)*, unless the Performance Award is deferred pursuant to *Section 15*.

f. *Method of Payments.* Notwithstanding anything to the contrary in this Plan, the Company in its sole discretion may satisfy any amounts payable under a Performance Award in shares of common stock of the Company ("Common Stock") with an aggregate fair market value equal to the cash amount that would otherwise be payable. For purposes of this Plan, the fair market value of a share of Common Stock shall be the closing price per share as reported on a nationally recognized stock exchange, or, if shares of Common Stock are not listed on such an exchange, the mean of the bid and asked prices per share as reported on the principal over-the-counter market in which the shares of Common Stock are trading, or if shares of Common Stock are not traded over-the-counter, the fair market value as determined by the Committee.

8. Unfunded Plan. A Participant's interest in any Performance Awards hereunder shall at all times be reflected on the Company's books as a general unsecured and unfunded obligation of the Company subject to the terms and conditions of the Plan. The Plan shall not give any person any right or security interest in any asset of the Company or any fund in which any deferred payment is deemed invested. Neither the Company, the Board, nor the Committee shall be responsible for the adequacy of the general assets of the Company to discharge the payment of its obligations hereunder nor shall the Company be required to reserve or set aside funds therefor.

9. Non-Alienation of Benefits; Beneficiary Designation. All rights and benefits under the Plan are personal to the Participant and neither the Plan nor any right or interest of a Participant or any other person arising under the Plan is subject to voluntary or involuntary alienation, sale, transfer, or assignment without the Company's consent. Subject to the foregoing, the Company shall establish such procedures as it deems necessary for a Participant to designate one or more beneficiaries to whom any payment the Committee determines to make would be payable in the event of the Participant's death. In the event no beneficiary has been properly designated, the payment shall be made to the Participant's surviving spouse or, if none, the Participant's estate.

10. Withholding for Taxes. Notwithstanding any other provisions of this Plan, the Company shall have the authority to withhold from any payment made by it under the Plan such amount or amounts as may be required for purposes of complying with any Federal, state and local tax or withholding requirements.

11. No Right to Continued Employment or to Participate. Nothing in the Plan or in the grant of any Award shall interfere with or limit in any way the right of the Company or any of its Subsidiaries or Affiliates to terminate a Participant's employment at any time, nor confer upon any Participant any right to continued employment with the Company or any of its Subsidiaries or Affiliates. Neither the adoption of the Plan nor any action by the Committee shall be deemed to give any Employee any right to be designated as a Participant under the Plan.

12. Non-Exclusivity of Plan.   This Plan is not intended to and shall not preclude the Board from adopting, continuing, amending or terminating such additional compensation arrangement as it deems desirable for Employees.

13. Change of Control.   A Change of Control shall mean (i) if the Company is merged with or into or consolidated with another corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into other voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or (ii) if the Company is liquidated, or sells or otherwise disposes of substantially all of its assets to another corporation or entity while Performance Awards remain outstanding under the Plan. In the event of a Change of Control, unless otherwise provided in the applicable Performance Award agreement, or unless provision is made in connection with the Change of Control event for (a) assumption of Performance Awards previously granted or (b) substitution for such Performance Awards of new awards covering stock of a successor corporation or its "parent corporation" (as defined in Section 424(e) of the Code) or "subsidiary corporation" (as defined in Section 424(f) of the Code) with appropriate adjustments as to the number and kinds of shares and the exercise prices, if applicable, all Performance Awards shall be paid out as if the date of the Change of Control event were the last day of the applicable Award Period and Performance Factors had been attained.

14. Impact of Restatement of Financial Statements upon Previous Awards.   If any of the Company's financial statements are restated as a result of errors, omissions, or fraud, the Committee may (in its sole discretion, but acting in good faith) direct that the Company recover all or a portion of any such Performance Award or payment made to any, all or any class of Participants with respect to any Plan Year the financial results of which are negatively affected by such restatement. The amount to be recovered from any Participant shall be the amount by which the affected Performance Award or payment exceeded the amount that would have been payable to such Participant had the financial statements been initially filed as restated, or any greater or lesser amount (including, but not limited to, the entire Award) that the Committee shall determine. The Committee may determine to recover different amounts from different Participants or different classes of Participants on such basis as it shall deem appropriate. In no event shall the amount to be recovered by the Company from a Participant be less than the amount required to be repaid or recovered as a matter of law. The Committee shall determine whether the Company shall effect any such recovery (i) by seeking repayment from the Participant, (ii) by reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be payable to the Participant under any compensatory plan, program or arrangement maintained by the Company, a Subsidiary or any of its Affiliates, (iii) by withholding payment of future increases in compensation (including the payment of any discretionary bonus amount) or grants of compensatory awards that would otherwise have been made in accordance with the Company's otherwise applicable compensation practices, or (iv) by any combination of the foregoing or otherwise.

15. Deferral.

     a. *Section 162(m) Related Deferral.*   Notwithstanding anything contained herein to the contrary, in the event that all or a portion of a Participant's Performance Award shall be ineligible for treatment as "qualified performance-based compensation" under Section 162(m) of the Code any amount payable pursuant to such Performance Award that would not be deductible by the Company as a result of the application of Section 162(m) shall be deferred and paid to the Participant in the first year in which the compensation is deductible for tax purposes.

b. *Deferrals.*   The Committee may, in its discretion, permit a Participant to defer the receipt of payment of cash that would otherwise be due to the Participant. If any such deferral is to be permitted by the Committee, the Committee shall establish rules and procedures relating to such deferral in a manner intended to comply with the requirements of Section 409A of the Code, including, without limitation, the time when an election to defer may be made, the time period of the deferral and the events that would result in payment of the deferred amount, and the interest or other earnings attributable to the deferral.

16.   Amendment or Termination.   Until such time as a "Change of Control" shall have occurred, the Board or the Committee may, in its sole discretion, amend, suspend or terminate the Plan from time to time, subject to any requirement for shareholder approval imposed by applicable law, including Section 162(m) of the Code, and the listing requirements of the NASDAQ Exchange. Except as provided in *Section 5(d)* no such termination or amendment shall alter a Participant's right to receive a distribution as previously earned, as to which this Plan shall remain in effect following its termination until all such amounts have been paid, except as the Company may otherwise determine.

17.   Application of Code Section 409A.   To the extent applicable, this Plan is intended to be administered and interpreted in a manner that is consistent with the requirements of Section 409A of the Code. Notwithstanding the foregoing, no particular tax result with respect to any income recognized by a Participant in connection with the Plan is guaranteed and each Participant shall be responsible for any taxes imposed on him in connection with the Plan.

18.   Tax Penalty Avoidance.   The provisions of this Plan are not intended, and should not be construed, to be legal, business or tax advice. The Company and any other party having any interest herein are hereby informed that the U.S. federal tax advice contained in this document (if any) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Code or (ii) promoting, marketing or recommending to any party any transaction or matter addressed herein.

19.   Governing Law and Interpretation.   The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the Commonwealth of Massachusetts, without regard to the conflict of law principles thereof. Unless otherwise indicated, all "Section" references are to sections of the Plan. References to any law, rule or regulation shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing, or interpreting such law, rule or regulation.

20.   Severability.   Notwithstanding any other provision or Section of the Plan, if any provision of the Plan is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or award, or would disqualify the Plan or any award under any law deemed applicable by the Board or the Committee, such provision shall be construed or deemed amended to conform to the applicable laws (but only to such extent necessary to comply with such laws), or if it cannot be construed or deemed amended without, in the determination of the Board or the Committee, materially altering the intent of the Plan or award, such provision shall be stricken as to such jurisdiction, person or award and the remainder of the Plan and any such award shall remain in full force and effect.

Effective Date.   Subject to its approval by the shareholders, this Plan shall become effective for the Company's 2007 fiscal year and shall remain effective until the first annual meeting of shareholders in the 2012 fiscal year, subject to any further shareholder approvals (or reapprovals) mandated for performance-based compensation under Section 162(m) of the Code, and subject to the right of the Board to terminate the Plan, on a prospective basis only, at any time.



INTERNATIONAL

MR A SAMPLE   000004
DESIGNATION (IF ANY)
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000000000.000000 ext   000000000.000000 ext
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☒ Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

Annual Meeting Proxy Card

V   PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.   V

A **Proposals—The Board of Directors recommends a vote <u>FOR</u> the listed nominees as Class III Directors and <u>FOR</u> Proposals 2 and 3.**

1. Election of Directors

	For	**Withhold**		**For**	**Withhold**
01—James C. Burrows	☐	☐	02—Carl Shapiro	☐	☐

	For	**Against**	**Abstain**		**For**	**Against**	**Abstain**
2. To approve CRA's Cash Incentive Plan.	☐	☐	☐	3. To ratify the appointment of KPMG LLC as CRA's independent registered public accountants.	☐	☐	☐

B **Non-Voting Items**

Change of Address—Please print new address below.

Meeting Attendance   ☐
Mark box to the right if you plan to attend the Annual Meeting.

C **Authorized Signatures—This section must be completed for your vote to be counted.—Date and Sign Below**

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yy)—Please print date below.   Signature 1—Please keep signature within the box.   Signature 2—Please keep signature within the box.

C 1234567890   J N T
3 1 C V   0 1 2 5 0 4 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

Stock#   00D03B



V PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. V

INTERNATIONAL

Proxy—CRA International, Inc.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CRA INTERNATIONAL, INC.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH PROPOSAL.

Proxy for Annual Meeting of Shareholders to be held on April 20, 2007

The undersigned shareholder of CRA International, Inc. ("CRA"), revoking all prior proxies, hereby appoints James C. Burrows and Wayne D. Mackie, and each of them acting singly, proxies, with full power of substitution, to vote all shares of capital stock of CRA which the undersigned is entitled to vote at the Annual Meeting of Shareholders of CRA, to be held at the offices of Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts, on Friday, April 20, 2007, beginning at 10:00 a.m., local time, and at any adjournments or postponements thereof, upon the matters set forth in the Notice of Annual Meeting dated March 19, 2007 and the related Proxy Statement, copies of which have been received by the undersigned, and in their discretion upon any business that may properly come before the meeting or any adjournment or postponement thereof. Attendance of the undersigned at the Annual Meeting or any adjournment or postponement thereof will not be deemed to revoke this proxy unless the undersigned shall affirmatively indicate the intention of the undersigned to vote the shares represented hereby in person prior to the exercise of this proxy.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS GIVEN WITH RESPECT TO THE PROPOSAL, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR EACH NOMINEE LISTED IN PROPOSAL 1 AND FOR PROPOSALS 2 AND 3, OR OTHERWISE IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

Please promptly date and sign this proxy and mail it in the enclosed envelope to ensure representation of your shares. No postage need be affixed if mailed in the United States.